NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “MasterCard Joins Forces with Smart Hub, Inc.” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

June 10, 2010

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of the press statement to be released by our wholly-owned subsidiary, Smart Communications, Inc.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

June 10, 2010

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with a copy of the press statement to be released by our wholly-owned subsidiary, Smart Communications, Inc.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	June 10, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached is the press statement to be released by our wholly-owned subsidiary, Smart Communications, Inc., regarding a joint venture between MasterCard Worldwide and Smart Hub, Inc., a subsidiary of Smart Communications, Inc., to roll out MasterCard mobile payment solutions for consumers in emerging markets around the world.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 10, 2010

Exhibit 1

SMART

Press Statement
For more information, please visit
http://www.smart.com.ph or contact:

Ramon R. Isberto
Head, Public Affairs Group
Smart Communications Inc.
T: +63 (2) 5113101
F: +63 (2) 5113100
E: rrisberto@smart.com.ph or

publicaffairs@smart.comph

FOR IMMEDIATE RELEASE

MasterCard Worldwide and Smart Hub, Inc., a subsidiary of leading wireless services provider, Smart Communications, Inc. (SMART), have announced a joint venture to roll out MasterCard mobile payment solutions for consumers in emerging markets around the world. This will accelerate the delivery of mobile payment solutions that will enable financial institutions and cellular phone networks in various countries to deliver end-to-end mobile payment services through the MasterCard Worldwide Network.

This comes on the heels of a successful introduction of the Mobile Payments Gateway (MPG) in 2009 in Brazil with Itaú Unibanco, Redecard and mobile network operator, Vivo, in which SMART, through Smart Hub, Inc., was tapped by MasterCard Worldwide to provide the mobile financial services platform to support the new MasterCard MPG. Below is the global announcement of MasterCard Worldwide for your reference:

MasterCard Joins Forces with Smart Hub, Inc.

Joint Venture Will Accelerate the Delivery of Mobile Payments in Developing Markets

Purchase, NY June 9, 2010 – MasterCard Worldwide and Smart Hub, Inc., a subsidiary of Smart Communications Inc., the biggest Mobile Network Operator (MNO) in the Philippines, today announced a joint venture to mobilize MasterCard payment solutions for consumers around the world. The partnership brings together Smart Hub Inc.’s tested mobile payments platform and telecom experience and MasterCard’s global brand, resilient network and electronic payments legacy in order to establish an optimal mobile payments infrastructure for the world’s developing economies.

The joint venture between MasterCard and Smart Hub Inc. will leverage the intersection of mobile telecommunications and electronic payments to meet the needs of the expanding mobile payments marketplace and grow their businesses. It will build upon their introduction of the MasterCard Mobile Payments Gateway, an open mobile payment processing platform designed to facilitate MasterCard Mobile Payment Solutions in developing markets, with the first launch scheduled in Brazil with Itaú Unibanco and Redecard, along with mobile network operator Vivo in Brazil.

Exhibit 1

“Our longstanding commitment to facilitating the development of the global mobile payments marketplace makes the joint venture with Smart Hub Inc. an exciting opportunity for MasterCard to speed up the execution of our mobile payments strategy in developing economies ,” said Joshua Peirez, Head of Innovative Platforms, MasterCard Worldwide. “By deepening our relationship, we will empower the one billion mobile phone users without bank accounts around the world1 by providing a link to the MasterCard Worldwide Network—the global electronic infrastructure facilitating global commerce.”

“We are excited for MasterCard to leverage on Smart’s proven mobile payment technology and experience in delivering mobile financial services to un-banked consumers in emerging markets,” said Danilo J. Mojica, President, Smart Hub Inc. “By combining our assets with MasterCard’s powerful network and brand, we will add strategic value to the mobile payments value chain and help catalyze growth around the world.”

By bolstering the framework for mobile payments in developing economies, MasterCard and Smart Hub Inc. are meeting a societal need in transforming financial services for billions of consumers who have long been excluded from the traditional financial system. With mobile payments, both banked and unbanked mobile consumers will gain access to a wide range of MasterCard Mobile payments solutions that provide greater payment convenience and security over cash—using their mobile phone to make purchases, send and receive money between family and friends, transfer funds between accounts, pay bills, deposit funds such as payroll or social benefits, top up mobile airtime, load value to prepaid accounts, get cash from ATMs, and keep track of their balances and activities with mobile alerts.

About MasterCard Worldwide
MasterCard Worldwide advances global commerce by providing a critical economic link among financial institutions, businesses, cardholders and merchants worldwide. As a franchisor, processor and advisor, MasterCard develops and markets payment solutions, processes approximately 22.44 billion transactions each year, and provides industry-leading analysis and consulting services to financial-institution customers and merchants. Powered by the MasterCard Worldwide Network and through its family of brands, including MasterCard®, Maestro® and Cirrus®, MasterCard serves consumers and businesses in more than 210 countries and territories. For more information go to www.mastercard.com.

About Smart Communications, Inc.
Smart Communications, Inc. is the Philippines’ leading wireless services provider with 43.2 million subscribers on its GSM network as of end-March 2010. SMART has built a reputation for innovation, having introduced world-first wireless data services, including mobile commerce services such as Smart Money, Smart Load and Smart Padala. SMART also offers 3G and HSPA services. Its Smart Link service provides communications to the global maritime industry. Smart Broadband, Inc., a wholly-owned subsidiary, offers a wireless broadband service, Smart BRO, with 1.2 million subscribers as of end-March 2010. SMART is a wholly-owned subsidiary of the Philippines’ leading telecommunications carrier, the Philippine Long Distance Telephone Company. For more information, visit www.smart.com.ph

Contact Information:
MasterCard Worldwide: Erica Harvill; erica—harvill@mastercard.com; 914-249-6848
Smart Communications, Inc.: Ramon Isberto, RRIsberto@smart.com.ph; 632 5113101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 10, 2010

[1]	GSMA, 2009.